UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 24, 2013
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG to be incorporated by reference in the Registration Statement on Form F-3 (file no. 333-180300). Credit Suisse Group AG’s financial release for the third quarter of 2013 (Credit Suisse Financial Release 3Q13) is attached as an exhibit to this Form 6-K and was filed with the US Securities and Exchange Commission (SEC) on October 24, 2013. The Bank is incorporating by reference the Credit Suisse Financial Release 3Q13 (except for the sections entitled “Dear shareholders”, “Investor information” and “Financial calendar and contacts”). On or about October 31, 2013, Credit Suisse will publish and file with the SEC the Financial Report 3Q13, which will include additional disclosures on (i) investment securities, (ii) loans, allowance for loan losses and credit quality, (iii) long-term debt, (iv) accumulated other comprehensive income, (v) offsetting of financial assets and financial liabilities, (vi) tax, (vii) derivatives and hedging activities, (viii) guarantees and commitments, (ix) transfers of financial assets and variable interest entities, (x) fair value of financial instruments, and (xi) assets pledged and collateral.
Unless the context otherwise requires, references herein to “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
The Credit Suisse Financial Release 3Q13 contains information for the three and nine months ended September 30, 2013. The Group's independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the three and nine months ended September 30, 2013 and the Group has not finalized its Financial Report for the period. Accordingly, such financial information is subject to completion of quarter-end procedures which may result in changes to that information.

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2012 (the Credit Suisse 2012 20-F), and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information

Selected financial data

Selected operations statement information
in	3Q13	3Q12	% change	9M13	9M12	% change
Statements of operations (CHF million)
Net revenues	5,536	5,718	(3)	19,364	17,643	10
Provision for credit losses	21	19	11	58	51	14
Compensation and benefits	2,569	3,005	(15)	8,440	9,631	(12)
General and administrative expenses	1,789	1,841	(3)	5,452	5,148	6
Commission expenses	422	411	3	1,350	1,264	7
Total other operating expenses	2,211	2,252	(2)	6,802	6,412	6
Total operating expenses	4,780	5,257	(9)	15,242	16,043	(5)
Income from continuing operations before taxes	735	442	66	4,064	1,549	162
Income tax expense	334	94	255	1,258	355	254
Income from continuing operations	401	348	15	2,806	1,194	135
Income from discontinued operations, net of tax	150	4	–	159	15	–
Net income	551	352	57	2,965	1,209	145
Net income/(loss) attributable to noncontrolling interests	307	(683)	–	842	(395)	–
Net income attributable to shareholders	244	1,035	(76)	2,123	1,604	32
of which from continuing operations	94	1,031	(91)	1,964	1,589	24
of which from discontinued operations	150	4	–	159	15	–

Selected balance sheet information
end of	3Q13	4Q12	% change
Balance sheet statistics (CHF million)
Total assets	877,404	908,160	(3)
Share capital	4,400	4,400	0

For additional information on the condensed consolidating statements of operations for the three and nine months ended September 30, 2013 and 2012 and the condensed consolidating balance sheets as of September 30, 2013 and December 31, 2012, refer to Note 30 – Subsidiary guarantee information in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Release 3Q13. For a detailed description of factors that affect the results of operations of the Bank, refer to II – Operating and financial review – Operating environment in the Credit Suisse 2012 20-F and I – Credit Suisse results – Operating environment in the Credit Suisse Financial Release 3Q13.

BIS statistics (Basel III)
end of	3Q13	4Q12	[1]	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	37,919	36,717		3
Total tier 1 capital	40,908	40,477		1
Total eligible capital	52,416	49,306		6
Capital ratios (%)
CET1 ratio	14.7	13.0		–
Tier 1 ratio	15.8	14.3		–
Total capital ratio	20.3	17.5		–
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

Operating and financial review and prospects

Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

Comparison of selected operations statement information
	Bank		Group
in	3Q13	3Q12	3Q13	3Q12
Statements of operations (CHF million)
Net revenues	5,536	5,718	5,693	5,776
Total operating expenses	4,780	5,257	4,745	5,326
Income from continuing operations before taxes	735	442	907	409
Income from continuing operations	401	348	542	315
Net income attributable to shareholders	244	1,035	454	254
of which from continuing operations	94	1,031	304	250

Comparison of selected operations statement information
	Bank		Group
in	9M13	9M12	9M13	9M12
Statements of operations (CHF million)
Net revenues	19,364	17,643	19,775	17,962
Total operating expenses	15,242	16,043	15,248	16,151
Income from continuing operations before taxes	4,064	1,549	4,413	1,711
Income from continuing operations	2,806	1,194	3,078	1,338
Net income attributable to shareholders	2,123	1,604	2,802	1,086
of which from continuing operations	1,964	1,589	2,643	1,071

Comparison of selected balance sheet information
	Bank		Group
end of	3Q13	4Q12	3Q13	4Q12
Balance sheet statistics (CHF million)
Total assets	877,404	908,160	895,169	924,280
Total liabilities	833,574	865,999	846,158	881,996

For information on the operating and financial review and prospects of the Bank, refer to I – Credit Suisse results on pages 6 to 40. This section is included in the Credit Suisse Financial Release 3Q13.

Treasury and Risk Management

For information on the Bank’s treasury and risk management, refer to II – Treasury, risk, balance sheet and off-balance sheet on pages 42 to 68 of the Credit Suisse Financial Release 3Q13.

Exhibits
No. Description

99.1 Credit Suisse Financial Release 3Q13

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG

 (Registrant)

Date: October 24, 2013

By:

/s/ Brady W. Dougan

Brady W. Dougan

Chief Executive Officer

By:

/s/ David R. Mathers

David R. Mathers

Chief Financial Officer